February 6, 2012

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

Attn:	Ms. Mara L. Ransom Ms. Lisa Kohl

Re:	Debt Resolve, Inc. Form 10-K for the Fiscal Year ended December 31, 2010 Filed April 15, 2011 Response dated December 29, 2011 File No. 001-33110

Ladies and Gentlemen:

On behalf of Debt Resolve, Inc., we are responding below to the comments received from the staff of the SEC by letter dated January 18, 2012, related to the captioned filing.  As discussed below, no amended filing is being made at this time.

General

1)	Please include the representations included at the end of our letter dated November 23, 2011 (“Tandy Representations”) in your next response letter.

Response

Please see the required representations attached as Exhibit A.

2)	We cannot locate your responses to comments 15 and 16 in our letter dated November 23, 2011. Please provide responses to these comments, or advise.

Response

The responses to comments 15 and 16 were inadvertently left off of our response letter dated December 29, 2011.  The response to the two indicated comments is as follows:

A)	Comment 15
Item 11.  Executive Compensation, page 41
Employment Agreements, page 44

Please file these employment agreements as exhibits.  Please see Item 601(b)(10)(ii)(A) of Regulation S-K.

Response

The employment agreements will be filed as exhibits to our Form 10-K for the year ended December 31, 2011 in accordance with the item.  Our 10-K for this period is being prepared at this time.

B)	Comment 16 Item 13. Certain Relationships and Related Transactions, and Director Independence, page 49 Related Party Transactions, page 49

Please reconcile your disclosure in this section with Notes 10 and 17 to your financial statements.  In reconciling this disclosure, please ensure that this disclosure complies with Item 404(a) and (d) of Regulation S-K.

Response

We have reported and continue to report all related party transactions meeting the criteria of the regulation.  The reconciliation of Item 13 on page 49 with Footnotes 10 and 17 on pages F-20 to F-22 and F-32 respectively is as follows:

The first item in Item 13 corresponds to the first item in Footnote 10.  This transaction involved our former director and co-founder, Charles Brofman, through his entity Arisean Capital Ltd.  All of the disclosure required by Item 404 is included in the disclosure in Footnote 10.

The second item in Item 13 corresponds to the second item in Footnote 10.  This transaction involved our current Co-Chairman and co-founder, James Burchetta.  All of the disclosure required by Item 404 is included in the disclosure in Footnote 10.

The third item in Item 13 corresponds to the third item in Footnote 10.  This transaction involved our current director, William Mooney.  All of the disclosure required by Item 404 is included in the disclosure in Footnote 10.

The fourth item in Item 13 corresponds to the fourth item in Footnote 10.  This transaction involved our former director and Chief Executive Officer, Kenneth Montgomery.  All of the disclosure required by Item 404 is included in the disclosure in Footnote 10.

The sum total of the above first four items in Item 13/Footnote 10 correspond to the first item in Footnote 17.  It is a simple aggregation of the items above.

The second and third items in Footnote 17 are repeated from stock and option grants to directors and employees from pages 41-48 of the Form 10-K.

The fifth (last) item under Item 13 corresponds to the fourth (last) item under Footnote 17.  This item discusses the conversion of accrued unreimbursed routine business expenses (not required to be disclosed under Item 404) to stock.  The disclosure in Item 13 mentions the title of the related party but not the name, which is James Burchetta.  The name will be added to the disclosure on the Form 10-K for the year ended December 31, 2011, which is being prepared at this time.

3)
We note your response to comment one in our letter dated November 23, 2011.  Please also include a discussion of your balance sheet restructuring in your Management’s Discussion and Analysis, with a view towards explaining to investors the way in which your reported financial information may not be indicative of your future financial condition.  Refer to Instruction 3 to Item 303(a) of Regulation S-K.  Alternatively, tell us why additional disclosure regarding your debt restructuring and the impact that such restructuring had on your balance sheet is not material to investors.  Please provide us with your proposed disclosure.

Response

Our MD&A disclosure would replicate the risk factor disclosure but expand upon it to items suitable to the MD&A discussion (e.g. trend information) as follows:

“Our ongoing balance sheet restructuring has resulted in significant dilution to our existing shareholders as liabilities are converted to stock.  In addition, some of these conversions have resulted in concentrated large illiquid blocks of our shares which overhang our trading for extensive periods of time.  This restructuring was substantially completed in October 2010.  The restructuring removed approximately $8 million of current liabilities from the balance sheet at June 30, 2009 that was filed in our Form 10-Q on August 19, 2009.  The liabilities restructured were only certain ones existing on that balance sheet date.  The conversion to equity of some of these liabilities resulted in the issuance of approximately 23.6 million shares.  Approximately $377,000 of notes from that period remain outstanding that are subject to later conversion at a conversion rate of $0.10 per share.

Since most of the restructuring has been substantially completed, there would not be significant additional shares issued or dilution for this reason, except for the $377,000 of notes discussed above that have the potential for the issuance of 3,770,000 shares plus accrued interest.  Also, there will not be large further blocks of liabilities removed going forward as there were during the restructuring.  While the restructuring has enhanced our balance sheet and therefore made securing additional funding more practical, the remaining liabilities will have to be paid down over time and will consume a portion of free cash flow post-profitability.  Also, even though the balance sheet has improved since June 30, 2009, there is no assurance that we will be successful in raising additional capital to continue operations until we reach profitability.”

We propose to include this enhanced MD&A disclosure in our upcoming Form 10-K for the year ended December 31, 2011.

Item 1. Business, page 3

4)
We note your response to comment two in our letter dated November 23, 2011 and your indication that you will file redacted versions of these contracts as exhibits.  Please note that you must submit an application for confidential treatment of the information that you redact from any exhibits filed with the Commission and confirm that you will file any such requests as appropriate.  Refer to Staff Legal Bulletin No. 1A, Confidential Treatment Requests, available on our website.  We also note your response that there are “only two contracts that comprise more than 10% of our revenue.”  Please explain how you have determined which contracts to file as exhibits, in light of your disclosure that “the loss of any of these contracts would have a material adverse impact upon our business.”

Response

We hereby confirm that we will file the necessary Confidential Treatment Requests as part of our preparation for filing our Form 10-K for the period ending December 31, 2011 which is being prepared at this time.  With regard to which contracts are to be disclosed, we refer to Item 601(b)(10)(ii)(B) as follows:

(B) Any contract upon which the registrant's business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent;

We define “any contract upon which the registrant’s business is substantially dependent” to mean contracts equal to at least 10% of our annual revenues.  Contracts contributing less than 10% of annual revenue may be immaterial and therefore should and will be excluded from our future disclosure statements.  As such, the statement you refer to of “the loss of any of these contracts would have a material adverse impact upon our business” will be modified to read “the loss of contracts exceeding 10% of our annual revenue, of which there are two, would have a material adverse impact upon our business.”  We propose to amend this disclosure in our upcoming Form 10-K for the year ended December 31, 2011 which is being prepared at this time.

Item 1A. Risk Factors, page 14

5)
We note your disclosure on page 26 regarding the high and low market prices of your common stock in each quarter of the two most recent fiscal years.  Please add a risk factor disclosing the risks stemming from the volatility of your common stock.  Please also explain whether any particular factor(s) have resulted in or are anticipated to cause volatility in your stock price.

Response

The new risk factor that we propose to add in our Form 10-K for the year ended December 31, 2011 that is currently being prepared would read as follows:

Our stock price may exhibit a high degree of volatility given large illiquid blocks of stock..

Because our stock is traded with relatively low volume, the price can move significantly on small trading volumes.  The release of positive news would be expected to move our stock price up, but we have large illiquid blocks discussed above that sell into any upward momentum.  These blocks exert a downward influence or may place a temporary cap on our stock price appreciation.  Over time, we would expect these blocks to be broadly sold into the market, increasing our shareholder base and trading volume and mitigating the effect of these blocks over time.  While we currently do not provide sales or earnings public guidance as some larger companies do, we may do so in the future, and our stock price reaction may be volatile depending on our revenue and earnings performance relative to the guidance.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 31

6)
We note your response to comment five in our letter dated November 23, 2011.  Please provide us with your analysis as to how you determined that the amounts received from the funding sources listed in the third paragraph on page 28 are not material to an understanding of the way in which you finance your operations.  In this regard, we note your disclosure that revenues generated have been insufficient to fund your operations.  Accordingly, it appears that you are substantially dependent on outside funding sources to conduct operations.  Alternatively, please provide disclosure similar to the disclosure provided on page 28 of your Form 10-Q filed on November 21, 2011 for the fiscal period ended September 30, 2011.  If applicable, provide us with your proposed disclosure.

Response

We have noted the difference between the much greater detail on source of funds contained in our most recent disclosure in our Form 10-Q for the period ended September 30, 2011 versus the disclosure in our Form 10-K for the year ended December 31, 2010 as mentioned in comment 5 in your letter dated November 23, 2011.  We agree that we are substantially dependent at this time on outside funding sources to conduct our operations.  We therefore propose to provide the more detailed level of disclosure in our upcoming Form 10-K for the period ended December 31, 2011.  Since this Form 10-K will also present the comparative results for the period ended December 31, 2010, we will provide the more detailed 2010 information as well as the corresponding 2011 information in this upcoming Form 10-K that mirrors the level of disclosure in our Form 10-Q for the period ended September 30, 2011.

7)
We note your response to comment six in our letter dated November 23, 2011.  We also note that your auditor has expressed a going concern opinion.  Please revise your discussion of liquidity to disclose management’s viable plans to overcome the uncertainty of your ability to continue as a going concern, and to include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support your operations during the 12 month period following the date of the financial statements being reported upon and the amount of capital necessary to sustain operations.  Your current disclosure in the regard appears to be overly generic.  Your disclosure should provide enough detail that your readers gain insight into management’s analysis and concerns related to your ability to continue to operate, including the probability of success for the various actions you are proposing.  Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency.  Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.  Please provide us with your proposed disclosure.

Response

We have read Item 303 and Section IV of SEC Release No. 33-8350.  We will enhance our liquidity discussion by talking about our specific sources of investment funding, which currently is limited to private accredited investors and small boutique investment banking firms.  We will also talk more specifically about our cash needs, including our capital expenditure requirements which are minimal at this time.  Our cash needs currently focus exclusively on day-to-day operating expenses, which are described in detail elsewhere in the MD&A section.  We will discuss our plan of intended funding using the above sources.  A discussion of probability will be attempted but is difficult to quantify.  We will discuss the challenges of raising capital for a small public company in a concrete way.  We will also point out that given all of the challenges, we have been successful in raising our working capital needs for the last four years.  Finally, we will discuss our anticipated trends in revenue and how that will impact the need to raise capital for operations over the next 12 month period following the reporting date.  We propose to provide this enhanced disclosure in our upcoming Form 10-K for the year ended December 31, 2011 that is being prepared at this time.  As a general statement, it is our intent to substantially rewrite the entire forepart of the Form 10-K to enhance all disclosure based on these comments.

8)
We note your disclosure on page 27 regarding your recent sales of unregistered securities.  Please file the forms of subscription agreement used in the private placements disclosed on page 27 as exhibits to your next current or periodic report.  Please also file as an exhibit the form of warrant used in your August-September 2010 private placement.  Refer to Item 601(b)(10) of Regulation S-K.

Response

We will file the required exhibits with the filing of our upcoming Form 10-K for the year ended December 31, 2011 which is being prepared at this time.

Sincerely, David M. Rainey President and Chief Financial Officer

cc:           Spencer G. Feldman, Esq.

EXHIBIT A

DEBT RESOLVE, INC.
150 White Plains Road, Suite 108
Tarrytown,  New York 10591

       February 6, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Lisa Kohl, Esq., Staff Attorney Division of Corporation Finance

Re:	Debt Resolve, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed April 15, 2011 Response dated December 29, 2011 File No. 001-33110

Ladies and Gentlemen:

In connection with  Debt Resolve’s response to the comments  received from the staff of the U.S. Securities and Exchange Commission by letter dated January 18, 2012, Debt Resolve acknowledges:

1.           Debt Resolve is responsible for the adequacy and accuracy of the disclosure in the filing;

2.           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.           Debt Resolve may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DEBT RESOLVE, INC.

	By:	/s/ David Rainey
David Rainey President and Chief Financial Officer

cc: Spencer G. Feldman, Esq.